ACE HARDWARE CORPORATION
          PATRONAGE DIVIDEND DISTRIBUTION PLAN ADOPTED BY THE
      BOARD OF DIRECTORS FOR THE YEAR 2000 AND SUBSEQUENT YEARS
      ---------------------------------------------------------
1. With respect to each store owned or controlled by each eligible and qualifying dealer, such dealer shall receive a minimum cash distribution determined as follows:

     a) an amount equal to 20% of the first $5,000 of the total patronage dividends allocated for distribution each year to such dealer in connection with the purchases made for such store;

     b) an amount equal to 25% of the portion of the total patronage dividends allocated for distribution each year to such dealer for such store which exceeds $5,000 but does not exceed $7,500;

     c) an amount equal to 30% of the portion of the total patronage dividends allocated for distribution each year to such dealer for such store which exceeds $7,500 but does not exceed $10,000;

     d) an amount equal to 35% of the portion of the total patronage dividends allocated for distribution each year to such dealer for such store which exceeds $10,000 but does not exceed $12,500;

     e) an amount equal to 40% of the portion of the total patronage dividends allocated for distribution each year to such dealer for such store which exceeds $12,500.

2. The portion of the total annual distribution allocated to any such dealer for each store owned or controlled by such dealer in excess of the amount to be distributed to such dealer for such store in cash shall be distributed to him each year in the form of shares of Class C nonvoting stock of Ace Hardware Corporation (par value $100 per share), valued at the par value thereof, until the total par value of all shares of all classes of capital stock of the corporation held by such dealer with respect to such store equals the greater of:

     a) $20,000; or

     b) a sum equal to the total of the following categories of purchases made by such dealer for such store during the most recent calendar year:

        (i) 15% of the volume of Ace manufactured paint and related products purchases, plus

        (ii) 3% of the volume of drop-shipment or direct purchases (excluding Ace manufactured paint and related products), plus

        (iii)15% of the volume of warehouse (including STOP and excluding Ace manufactured paint and related products) and bulletin purchases, plus

        (iv) 4% of the volume of LTL Plus purchases;

   provided, however, that no fractional shares of Class C nonvoting stock shall be issued to any dealer and that any amount which would have otherwise been distributable as a fractional share of such stock shall instead be distributed to such dealer in cash.

3. The portion of the total patronage dividends allocated each year to any such dealer for each store owned or controlled by such dealer which exceeds the sum of (a) the amount to be distributed to such dealer for such store in cash pursuant to Paragraph 1. above and (b) any amount to be distributed to him in the form of shares of Class C nonvoting stock of Ace Hardware Corporation (par value $100 per share) pursuant to Paragraph 2. above shall be distributed to such dealer in cash; provided, however, that in no event shall the total amount distributed under this plan to any such dealer for any such store in cash exceed 45% of the total patronage dividends allocated for such store for such year, and to the extent that any distribution to be made to any such dealer for any store pursuant to this Paragraph 3. would otherwise cause the total cash distribution to such dealer for such store to exceed 45% of the total patronage dividends allocated for such store for such year, the distribution to be made under this Paragraph 3. shall instead be made in the form of a non-negotiable patronage refund certificate having such a maturity date and bearing interest at such an annual rate as shall be determined by the Board of Directors prior to the issuance thereof.